PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

RECEIVED
2009 SEP 30 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

18th September 2009

09047032

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc (f~~/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 18th September 2009.

"New Chairman Appointment"

Yours faithfully

C Cunliffe

for Stephen Huddle
Company Secretary

Enc

dlw 9/30

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Appointment of new Chairman

18th September 2009

Premier today announces that Mike Welton, non-executive director since 1 June this year, has been appointed to succeed Sir David John as Non-Executive Chairman of the Company. Sir David, who has served as Chairman for 11 years, will retire effective 15 October 2009. Mr Welton was previously Chief Executive of Balfour Beatty plc.

Simon Lockett, Chief Executive Officer, commented:

"Sir David has been an outstanding chairman over the last 11 years, guiding the company through one of the most successful periods in its history. He will be a hard act to follow, but I am sure that Mike will be a worthy successor and I am confident that we will work successfully together on the next phase of Premier's growth."

Note to Editors – a biography of Mr Welton is attached below.

Enquiries

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Pelham PR	
James Henderson	**Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis	**Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov	**Tel: 020 7337 1513 / 07894 608 606**

******

Mike Welton

Biography

~~Mike Welton was appointed Chairman of Southern Water Services in January 2008~~ and also sits on the advisory board of Montrose Associates. He is also a director of Morrison Utility Services and High Speed Two. Mr Welton was previously Chairman of Hanson plc, the Turkish/British Business Council and the UK Government's Railway Sector Advisory Group. He has also held the position of Chief Executive of the international engineering construction and services group Balfour Beatty plc.

Mike is a chartered civil engineer and Fellow of the Royal Academy of Engineering and the Institution of Civil Engineers.